

April 1, 2016

Via E-mail
Blake A. Welcher,
General Counsel
DTS, Inc.
4755 Technology Way, Suite 203
Boca Raton, FL 33431

> **Re: DTS, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed March 23, 2016**
> **File No. 000-50335**

Dear Mr. Welcher:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the filing under Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 23, 2016

How Will DTS Solicit Proxies? page 9

1. Please revise to state the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

Proposal 1 – Election of Directors, page 11

2. We note the disclosure that if Mr. Andrews or Mr. Ballard are unable to stand for election, the proxy will be voted in favor of another person nominated by the Board. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named

in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of proxy

3. Please revise the form of proxy to include the disclosure required by Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in the above-captioned filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments or your filings in general, please contact Bryan Pitko at (202) 551-3203 or me at (202) 551- 3444.

Sincerely,

/s/ *Bryan J. Pitko* for

Perry Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Mel Flanigan
        Chief Financial Officer